Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

October 7, 2003
Our ref. No. PI 026

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fi
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Liquidation of a Subsidiary in Thailand**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on October 7, 2003

October 7, 2003

Notice Concerning Liquidation of a Subsidiary in Thailand

At the executive committee held today, Mitsubishi Corporation reached the decision to liquidate MC Automobile (Thailand) Company Limited, a wholly owned subsidiary established in Thailand in 1998. Details of the decision are as follows.

1. Outline of the Subsidiary

(1) Company name: MC Automobile (Thailand) Company Limited
(2) President & CEO: Goro Shintani
(3) Head office: 1088 Vibhavadi Rangsit Rd., Ladyao, Chatuchak, Bangkok, 10900, Thailand
(4) Date established: October 26, 1998
(5) Main business activities: Investment activities in Thailand
(6) Fiscal year-end: December 31
(7) Number of employees: None
(8) Primary place of business: Bangkok
(9) Capital: 6,000,000,000 Bahts
(10) Number of shares issued and outstanding: 6,000,000 shares
(11) Most recent operating results:

(Upper-row figures: millions of baht; lower-row figures in parentheses: millions of yen, calculated at a rate of 1 baht to 2.78 yen)

	Year ended December 2002	Year ended December 2001
Net sales	0	0
Gross profit	0	0
Operating income	0	0
Ordinary income	104 (289)	0
Net income	104 (289)	0
Total assets	6,136 (17,058)	6,032 (16,769)
Total Shareholders' equity	6,136 (17,058)	6,032 (16,769)
Dividend per share (yen)	0	0

2. Reason for Liquidation

MC Automobile (Thailand) Company Limited was established during the Asian currency crisis to provide liquidity to Mitsubishi Corporation automobile subsidiaries and affiliates operating in Thailand. A recovery in earnings and financial stability at these companies means MC Automobile (Thailand) has now served its intended purpose, resulting in the decision to liquidate the company.

3. Method of liquidation

MC Automobile (Thailand) is scheduled to be liquidated in fiscal 2004, ending March 31, 2004, after the recovery of all remaining loans and investments.

4. Effect on Earnings for Fiscal Year Ending March 31, 2004

The liquidation of MC Automobile (Thailand) will have no impact on earnings forecasts announced on May 14, 2003 for the year ending March 31, 2004.

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